Exhibit 99.4

Polestar sets date for AGM and announces Board changes

GOTHENBURG, SWEDEN – 3 June 2025 – Polestar (Nasdaq: PSNY) announces that in conjunction with its Annual General Meeting (AGM) to be held in London on 30 June 2025, certain changes to the Company’s Board of Directors are being submitted for shareholder approval. Full details of the AGM are available on the Company’s Investor Relations website: https://investors.polestar.com/corporate-governance/annual-general-meeting

Karen Francis’ and Zhe (David) Wei’s terms are ending at the closing of this year’s AGM and they have both announced that they will not stand for re-election. Additionally, David Richter and Donghui (Daniel) Li have announced their decisions to resign from the Board, both effective at the closing of this year’s AGM.

Francesca Gamboni and Laura Shen are standing for re-election at the AGM. Additionally, two new Directors are proposed and recommended for election: Cynthia Dubin and Quan (Joe) Zhang.

Winfried Vahland, Polestar Board Chair, says: “I want to thank Karen Francis, David Richter, David Wei and Daniel Li for their invaluable contributions to Polestar and the roles they played in transforming it into a listed company. I’m pleased to welcome Cynthia Dubin and Joe Zhang to the Board, whose valuable experience will be of great benefit to Polestar.”

Cynthia Dubin is an experienced Chief Financial Officer and Board Director currently serving on the board of Ice Futures Europe, an exchange for futures and options contracts for energy and emissions products, interest rates, equity derivatives and soft commodities, owned by Intercontinental Exchange, Inc.. She is further on the boards of Hurco Companies, Inc., a global machine tools manufacturer listed on Nasdaq, and of the UK Competition and Markets Authority.

Joe Zhang, Vice President and Chief Financial Officer of Zhejiang Geely Holding Group, is proposed to succeed Daniel Li on the Board.

Ends.

Contacts

Anna Gavrilova

Head of Investor Relations

anna.gavrilova@polestar.com

Theo Kjellberg

Head of Corporate Communication

theo.kjellberg@polestar.com

About Polestar

Polestar (Nasdaq: PSNY) is the Swedish electric performance car brand with a focus on uncompromised design and innovation, and the ambition to accelerate the change towards a sustainable future. Headquartered in Gothenburg, Sweden, its cars are available in 27 markets globally across North America, Europe and Asia Pacific.

Polestar has three models in its line-up: Polestar 2, Polestar 3, and Polestar 4. Planned models include the Polestar 5 four-door GT (to be introduced in 2025), the Polestar 6 roadster and the Polestar 7 compact SUV. With its vehicles currently manufactured on two continents, North America and Asia, Polestar plans to diversify its manufacturing footprint further, with production of Polestar 7 planned in Europe.

Polestar has an unwavering commitment to sustainability and has set an ambitious roadmap to reach its climate targets: halve greenhouse gas emissions by 2030 per-vehicle-sold and become climate-neutral across its value chain by 2040. Polestar’s comprehensive sustainability strategy covers the four areas of Climate, Transparency, Circularity, and Inclusion.

Forward-Looking Statements

This press release contains statements that are not historical facts, but rather forward-looking statements within the meaning of Private Securities Litigation Reform Act of 1995. Such forward-looking statements include those that address activities, events or developments that Polestar or its management believes or anticipates may occur in the future. All forward-looking statements are based upon, as applicable, our current expectations, various assumptions and data available from third parties. Our expectations and assumptions are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that such forward-looking statements will materialize or prove to be correct as forward-looking statements are inherently subject to known and unknown risks, uncertainties and other factors which may cause actual future results, performance or achievements to differ materially from the future results, performance or achievements expressed in or implied by such forward-looking statements. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those set out in the forward-looking statements, including those risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the U.S. Securities and Exchange Commission by Polestar. For any forward-looking statements contained in this or any other document, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we assume no obligation to update publicly or revise any such statements in light of new information or future events, except as required by law.